Exhibit 99.1

VIVOPOWER BOARD ESTABLISHES ILLEGAL MARKET MANIPULATION TASK FORCE

LONDON, October 31, 2023 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, “VivoPower”, the “Company”) has approved an action plan to address alleged illegal market manipulation including dissemination of false information and/or naked short selling of its stock.

This action plan includes creating a Board-led ‘Illegal Market Manipulation Task Force’ to actively pursue all possible actions together with the regulators in their discovery and prosecution of persons engaging in market manipulation involving the ordinary shares of VivoPower over the last 12 months. The Company engaged an external forensic investigation firm and based on its findings, has reason to believe that certain individuals and/or companies appear to have acted in concert as part of a market manipulation scheme seeking to artificially depress the price of the Company’s ordinary shares. It has also engaged specialist UK and US legal counsel.

VivoPower and its Board will remain steadfast in its objective to uphold the highest standards of governance for the benefit of its stakeholders.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the anticipated impact that the events or transactions described in this communication may have on the Company and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com